SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

April 21, 2014

VIA EDGAR

John Ganley, Esq.

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

File Nos. 333-193241 & 814-821

Dear Messrs. Ganley and Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 15, 2014 with respect to the Company’s Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-193241) (the “Registration Statement”), filed with the Commission on April 1, 2014. The Staff’s comments are set forth below and are followed by the Company’s responses.

PROSPECTUS:

Prospectus Summary

1.                  Please include substantive disclosure describing how the fund gets exposure through the total return swap (“TRS”) in the prospectus summary. This disclosure may mirror the disclosure provided later in the N-2/A regarding the TRS.

Response: The Company has revised its disclosure to include a substantive disclosure regarding the TRS in the prospectus summary in response to the Staff’s comment.

Investment Objectives and Policies—Determination of Net Asset Value—Determination In Connection With Offerings (Page 93)

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

John Ganley, Esq.

Chad Eskildsen

April 21, 2014

This section states that in connection with each semi-monthly closing, the NAV will be reviewed to ensure that NAV does not exceed 88.5% of the public offering price per share. The third paragraph states, “Importantly, this determination does not require that we calculate NAV in connection with each closing.” Please delete this language and confirm the disclosure affirmatively states the NAV of the common stock will be determined within 48 hours of the offering. See Section 23(b) of the 1940 Act.

Response: The Company has revised its disclosure in response to the Staff’s comment.

GENERAL COMMENT:

2.                  Please confirm that the Company followed Rules 3-09 and 4.08(g) (regarding significant subsidiaries) and that no additional disclosure is needed.

Response: The Company confirms that the Company followed Rules 3-09 and 4.08(g) and that no additional disclosure is needed.

*         *         *

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Chris Carlson, Esq.

Lisa A. Morgan, Esq.